Walgreen Co. Corporate Communications 200 Wilmot Road Deerfield, Ill. 60015 (847) 914-2500

Contact: Michael Polzin
(847) 914-2925
FOR IMMEDIATE RELEASE	http://news.walgreens.com

WALGREENS COMPLETES SUBSEQUENT TENDER OFFER FOR
OPTION CARE, INC.

Approximately 94 Percent Tendered; Acquisition to Be Completed Shortly

DEERFIELD, Ill., Aug. 20, 2007 - Walgreens (NYSE:WAG) (NASDAQ:WAG) announced today that Bison Acquisition Sub Inc., its wholly owned subsidiary, has successfully completed its tender offer for Option Care, Inc. (NASDAQ: OPTN) and that the acquisition will be completed shortly.
          Through the initial tender offer that expired at midnight eastern time on Aug. 13, 2007, and the subsequent tender offer that expired at 5 p.m. eastern time on Aug. 17, 2007, a total of approximately 32.7 million shares of Option Care common stock were tendered, representing approximately 94 percent of all outstanding Option Care shares.
          Walgreens will complete the acquisition of Option Care by means of a merger, in which each remaining outstanding Option Care share (other than shares purchased in the tender offer and certain other shares) will be converted into the right to receive $19.50 in cash, without interest. As a result of the merger, Option Care will become a wholly owned subsidiary of Walgreens. Walgreens expects to complete the merger shortly, pursuant to a short-form merger procedure available under Delaware law. Following the merger, Option Care common stock will no longer be traded on the Nasdaq.

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About Walgreens
Walgreen Co. is the nation’s largest drugstore chain with fiscal 2006 sales of $47.4 billion. The company operates 5,850 stores in 48 states and Puerto Rico, including 77 Happy Harry’s stores in Delaware and surrounding states. Walgreens is expanding its patient-first health care services beyond traditional pharmacy through Walgreens Health Services, its managed care division, and Take Care Health Systems, a wholly-owned subsidiary that manages convenient care clinics inside drugstores. Walgreens Health Services assists pharmacy patients and prescription drug and medical plans through Walgreens Health Initiatives, Inc. (a pharmacy benefits manager), Walgreens Mail Service Inc., Walgreens Home Care Inc., and Walgreens Specialty Pharmacy.

Forward-Looking Statements

This news release may contain forward-looking statements that involve risks and uncertainties (as such “forward-looking” statements are defined under the U.S. Private Securities Litigation Reform Act). The following factors, among others, could cause results to differ materially from management expectations as projected in such forward-looking statements: the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; social and political conditions such as war, political unrest and terrorism or natural disasters; and general economic conditions and normal business uncertainty and competition and its effect on pricing, spending, third-party relationships and revenues. These forward-looking statements speak only as of the date of this press release, and no undertaking has been made to update or revise them if there are changes in expectations or if any events, conditions or circumstances on which any such forward-looking statement is based. Investors are referred and encouraged to read the “Cautionary Note Regarding Forward-Looking Statements” in Walgreens most recent Form 10-K, as amended, as well as the “Forward-Looking Statements” section of Option Care’s Form 10-K, each of which is incorporated into this news release by reference.

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